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Exhibit 99.4

PRESS RELEASE

Embargoed for publication until 09.00 on 5 March 2003

Hall C

Stand No. 3442

Bookham introduces novel in-situ etch process for uncooled directly modulated buried-heterostructure lasers that sets new benchmark for reliability at OFC 2003

Ottawa, Canada—Bookham Technology plc (LSE: BHM, Nasdaq: BKHM) is introducing, at this week's OFC 2003 in Atlanta, Georgia, March 23–28, a novel in-situ etch and regrowth process for uncooled InP buried-heterostructure lasers that results in 50% lower rates of burn-in degradation than can be obtained by current standard processes. The times-2 burn-in improvement is extremely promising for increasing the long-term reliability of the devices, which also exhibit 20% lower threshold currents. The new process is also compatible with the newer Aluminium Gallium Indium Arsenide (AlGaInAs) materials system and promises significant reliability gains for this developing technology.

Power-efficient uncooled directly modulated lasers with extended reach are an important class of communications laser for which buried heterostructures are essential, as these structures mitigate the effects of thermally induced chirp and power rollover that adversely impact laser performance. However, the process needed to fabricate buried heterostructures is crucial to device reliability. The etching and regrowth required to make buried heterostructures can leave defects or introduce surface contamination on the mesa sidewalls. When the buried heterostructure is subsequently regrown on the material surface, any etch damage or impurities that remain at the surface can introduce a leakage current that increases the laser threshold current during device operation and degrades the laser's long-term reliability.

This effect is particularly severe for AlGaInAs, a new laser materials system of growing industry interest because of its performance characteristics and potential to operate at higher temperatures than standard InP. In principle, this would allow more compact devices to be fabricated as less passive cooling is needed. Unfortunately, AlGaInAs oxidises rapidly after etching, making the etched surfaces highly vulnerable to damage and contamination.

Bookham's unique in-situ etching process eliminates the problem of postetching surface damage or contamination by performing the etching step within the MOCVD reactor itself. Overgrowth is performed immediately on the clean freshly etched surface, thereby preventing the surface contaminations and oxidation that can occur in the standard process of using an external etcher to which the material has to be transferred at the risk of damage and contamination.

"The in-situ process will improve even further the outstanding reliability of our current InP laser design, since all material systems are subject to some extent to the surface defects/contaminations of the conventional process for buried heterostructures," says Karin Hinzer, Advisor, New Materials and joint author of the OFC paper describing the process. "But reliability is a very big issue for AlGaInAs right now because the reliability of existing uncooled InP devices from vendors like Bookham is just so good—and getting better. So the results of the new process suggest that AlGaInAs could have similar reliability to InP if AlGaInAs technology goes mainstream in the future."

The paper details how InP 2.5Gbit/s directly modulated lasers have been grown and fabricated by the process, and also how two formulations of AlGaInAs buried heterostructures have been grown. The InP buried-heterostructure lasers consisted of an active layer with six compressively strained 6nm quantum wells in a separate confinement heterostructure, with a 1541nm target wavelength gain-coupled grating etched above the quantum-well stack. The final structures for both InP and AlGaInAs showed smooth planes and excellent surface morphology.

Notes for editors

(1)
Bookham Technology plc, boosted by its recent acquisition of the optical components business of Nortel Networks, is appearing at OFC 2003 (Hall C, stand No. 3442) in Atlanta, Georgia, March 23-28, as one of the optical components industry's top three companies.

(2)
The paper In-situ etched buried heterostructures for uncooled and extended reach modulated lasers by K. Hinzer, G. Knight, D. G. Goodchild, T. Grevatt, G. Letal, R. J. Finlay and J. K. White, Bookham Technology, appears in the OFC 2003 Conference Proceedings.

For further information, please contact:

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	or	Brian Dolby/Claire Dickens GBCS Public Relations Tel: +44 (0)115 950 8399 brian@gbcspr.com claire@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules, and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality. The company's components and subsystems are used in access, metropolitan and long-haul networks. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland with offices in US, France, Italy, China and Japan, and employs approximately 2000 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham and ASOC are registered trademarks of Bookham Technology plc

Figure 1: Scanning-electron-microscope photograph of InP buried-heterostructure laser fabricated by the in-situ process.

Figure 2: Scanning-electron-microscope photograph of in-situ etched (A) AlInGaAs and (B) AlInAs mesas. The mesas are 7.5µm wide at the top and 1.6µm in height.

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  Exhibit 99.4
  Press Release dated March 5, 2003
Bookham introduces novel in-situ etch process for uncooled directly modulated buried-heterostructure lasers that sets new benchmark for reliability at OFC 2003